ARS



PE
12-31-02


PROCESSING
SEC MAIL
RECEIVED
AUG 1 8 2003
SECTION
WASH., D.C.

AVATAR SYSTEMS, INC.

2002

ANNUAL REPORT

Avatar Systems Inc.
5728 LBJ Freeway, Suite 270
Dallas, Texas 75240

August 7, 2003

Dear Shareholder:

We remained focused on our company's business objectives during 2002 and, despite worsening economic conditions, particularly in the technology sector, were profitable. Difficult cuts were made in our personnel and overhead expenses. Maintenance prices were increased to maintain profitability during a period of weak demand for new software. Revenues for the year decreased by 11.1% from $2,391,295 to $2,152,389 primarily because a significant amount of deferred revenues were recognized in 2001 as a result of the Petroware2000 release. Operating expenses were reduced by 15.3% from $1,274,802 to $1,079,265. Net income increased 175% from $48,090 in 2001 to $132,289 in 2002.

Avatar's cash reserves remained stable during 2002 and, when combined with no significant debt, create a very strong working capital position for the company.

We made 25 new installations of our Petroware2000 software and installed a large number of Petroware2000 upgrades in 2002. We also saw a solid increase in the number of subscribers to our ASP services.

Our objectives for 2003 are to complete Land, Production, Electronic Data Exchange modules and a new MICR Check Solution. As always, we will also be working on many new enhancements requested by our customers. These new products and enhancements will provide additional revenues from our existing customer base and increase the overall demand for our products.

We continue to feel strongly that a consolidation in the petroleum software industry is imminent. We believe that our Petroware2000 product is a strong viable solution to consolidate a fragmented market with out of date technology.

In 2003, we will continue to seek capital for acquisitions of competitor company's with obsolete technologies. We believe our shareholders will be best rewarded by this strategy.

We appreciate the loyalty and efforts of our talented employees and continued commitment of our shareholders.

Sincerely,

Robert C. Shreve, Jr.
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
COMMISSION FILE NUMBER: 000-32925

AVATAR SYSTEMS, INC.

(Name of Small Business Issuer Specified in Its Charter)

Texas	**75-2796037**
(State of incorporation)	(IRS Employer Identification Number)
5728 LBJ Freeway, Suite 270, Dallas, Texas 75240	**75240**
(Address of principal executive offices)	(Zip Code)

(972) 720-1800
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
$.001 Par Value Common Stock

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

As of March 21, 2003, 8,695,652 shares of the Issuer's $0.001 par value common stock were outstanding and the aggregate market value of the share held by non-affiliates was approximately $187,826 based upon a closing bid price of $.27 per share of Common Stock on the OTC Bulletin Board.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The Issuer's revenue for its most recent fiscal year was $2,152,389.

The following documents are incorporated by reference: None

TABLE OF CONTENTS

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General Development of Business

Avatar was formed on September 1, 1996 with the acquisition of Information Resources, Inc. We are the successor business entity of HCI Acquisition 1998-2, Inc. and initially conducted our business from 1996 to July 2000 as Avatar Systems, Ltd., a Texas limited partnership, which was organized on September 1, 1996. Avatar International, Inc., a Texas corporation, was the general partner of the partnership and Robert C. Shreve, Jr., Gregg Allen and Tim Allen, three of our current officers, directors and principal shareholders, were limited partners of the partnership. The limited partners owned all the outstanding common stock of Avatar International.

On July 7, 2000, the limited partners assigned their respective partnership interests to Avatar International for 6,399,000 shares of Avatar International's common stock. The partnership assigned all of its assets and liabilities to Avatar International and was dissolved.

On July 10, 2000, Avatar International changed its name to Avatar Systems, Inc. On November 14, 2000, Avatar Systems merged with HCI, the surviving entity, which changed its name to Avatar Systems, Inc.

History of HCI

Our predecessor, HCI Acquisition 1998-2, Inc., was incorporated in Texas on August 7, 1998 as a wholly-owned subsidiary of Hospitality Companies, Inc., which was engaged in the leasing, sale and servicing of refrigeration, air conditioning and restaurant equipment. HCI conducted its business under the name of Precision Stainless Fabricators. Hospitality Companies' strategy was to provide, through its subsidiaries, a vertically-integrated entity specializing in design, fabrication and installation of restaurant equipment for its customers. Hospitality Companies subsequently acquired Restaurant Equipment Supply Company of Columbia, Missouri and Spener Restaurant of St. Louis, Missouri. However, Hospitality Companies and its subsidiaries, including HCI, were unsuccessful in the restaurant equipment business and on February 1, 2000 filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Bankruptcy Court authorized the joint administration of Hospitality Companies and its subsidiaries.

Joint Plan of Reorganization

HCI and the other subsidiaries of Hospitality Companies continued to operate their business and manage their properties as debtor-in-possession pursuant to the Bankruptcy Code until August 21, 2000 when the Hospitality Companies and subsidiaries proposed a Joint Plan of Reorganization (the "Reorganization Plan") for approval by the Bankruptcy Court and their creditors. The Reorganization Plan was modified on September 15, 2000 and was confirmed by the U.S. Bankruptcy Court for the Northern District of Texas on September 27, 2000.

The Reorganization Plan provided for the vesting of all of the assets of Hospitality Companies and its subsidiaries in a liquidating trust administered by a trust committee and distribution of the proceeds, in descending order, to secured creditors, priority creditors and unsecured creditors. The Reorganization Plan further provided that HCI would remain in existence, although all capital stock outstanding as of the filing date of the bankruptcy petition was canceled. Under the Reorganization Plan, HCI issued 695,652 shares of its common stock to approximately 450 of HCI's unsecured creditors in settlement of their claims against HCI. Under the Reorganization Plan, HCI was discharged from all debts and liabilities that arose before October 10, 2000.

Merger with Avatar Systems, Inc.

HCI's initial business purpose as stated in the Reorganization Plan was to seek a merger transaction with an operating business to provide HCI's shareholders with growth potential by owning an interest in a viable business enterprise. HCI was required to enter into an agreement for the acquisition of a private operating company as a condition for the effectiveness of the Reorganization Plan.

On November 14, 2000, HCI acquired all of the outstanding common stock of Avatar Systems pursuant to a plan and agreement of merger. The Avatar Systems common stock was acquired from its four shareholders in exchange for 8,000,000 shares of HCI's common stock representing approximately 92% of the HCI's common stock. HCI, as the surviving entity, changed its name to Avatar Systems, Inc., its sole officer and director resigned and HCI's shareholders elected five new directors, who were also serving as directors of Avatar Systems.

Narrative Description of Business

Products

Avatar provides enterprise resource planning software to companies engaged in the petroleum exploration and production industry. Avatar provides the petroleum industry with solutions for accounting/financial management, production and land management, oil and gas marketing and electronic data exchange on both a licensed and ASP basis.

We provide technology products and services to support the ongoing management of an upstream petroleum business and to facilitate the processing of oil and gas transactions through the back office systems of buyers, sellers and traders. We offer a full line of accounting and resource management software for the petroleum industry including Avatar400, Petroware2000 and Remote Access Private Integrated Datalink (RAPID) services. Our products offer a variety of applications specific to the accounting, billing, financial analysis and land, royalty and production management functions of a petroleum company.

Petroware2000 Petroware2000 runs on all major operating systems and hardware types, including Microsoft Windows, Hewlett Packard and IBM products. Petroware2000 runs on virtually any platform and is available in single and multi-user licensing. Petroware2000 utilizes the speed, power, flexibility and infinite expandability of IBM's DB2 Database environment to insure reliability, extended product longevity and substantially faster processing speeds. Our Petroware2000 product is designed for the small- to medium-sized petroleum company.

Avatar400 Avatar 400 provides a comprehensive accounting system, which delivers real time information from the database to users. This product takes advantage of the scalability and security of the IBM AS400 line of servers and utilizes the advanced features of IBM technology allowing energy customers to obtain accurate and timely information. Avatar400, which was designed primarily for use by major petroleum companies, provides an extensive array of data elements and multiple sorting capabilities. It automatically generates a host of reports, including lease/well management reports, financial reports and accounting reports. Avatar400 offers a complete selection of real-time accounting software modules which include general ledger, accounts payable, accounts receivable, revenue accounting, joint interest billing, partnership accounting, depletion (cost & statutory), fixed assets (GAAP & tax), budgeting and revenue accrual. Additionally, our Avatar400 product provides functionality for production management, oil and gas marketing, field inventory and data exchange interfaces between accounting and engineering systems.

RAPID (ASP Product).RAPID or Remote Access Private Integrated Datalink is an application service provider (ASP) hosted oil and gas accounting, financial, land and production management application which we developed to reduce the high costs of oil and gas accounting software ownership and the need for regular version upgrades. By delivering the software application through remote Internet and Wide Area Network connectivity, our remote datalink system facilitates lowered system costs by eliminating the subscriber's need for expensive in-house hardware solutions, software purchases and eventual upgrades as well as lowering or eliminating the expense of an internal technology department and staff.

Our application service provider (ASP) system delivers worldwide remote access availability to companies for their oil and gas accounting, land and production needs. Users remotely connect into our host server on a subscription basis and utilize the advanced technology of our remote datalink system via an advanced IBM server. Our remote application service provider system provides access to a high availability, secure, fast processing IBM server for a limited monthly expenditure and eliminates the need for an expensive technology department as the server equipment and all the oil and gas featured modules are maintained by us.

Sales and Marketing

Our marketing plan is geared to penetrate the energy market. We use regional distributors, trade shows, advertising, conferences, direct mail, telemarketing, referral base and a written incentive-based compensation plan for our sales representatives to grow our market share. We maintain a database of over 15,000 domestic oil and gas companies registered with Dunn and Bradstreet. Additionally, we have engaged research consultants to access public records as filed with state regulatory agencies by oil and gas companies. Product demonstrations can be provided via the Internet, direct modem connection to customer site, in person at the customer site or at our office in Dallas.

To discover opportunities to sell our products and Internet integration solutions, we call on our existing customer base, as well as leads we receive from customers, inquiries in response to tradeshows and advertisements. We conduct a variety of marketing programs to educate our target market, create awareness and attract visitors to our products.

We launched our web site (www.avatarsystems.net) in 1997 to provide customer leads and to promote our products and services over the Internet. Our web site is also used to provide current customers information on new products and services, product training dates and company sponsored seminars.

Competition

The business-to-business e-commerce market for the petroleum industry is intensely competitive, evolving and subject to rapid technological change. We face competition from other traditional oil and gas service providers, as well as from Internet companies who have established websites and who are pursuing various e-commerce initiatives in bringing accounting solutions to the petroleum industry. Many of our competitors are large well-financed companies who provide an array of accounting and financial management solutions to the petroleum industry.

Customers

The Company completed a hardware sale with one customer during 2002 for approximately $500,000 which accounted for 78% of hardware revenue and 23% of total revenue in the year ended December 31, 2002. There were no other customers in 2002 or 2001 that accounted for more than 10% of revenues.

Suppliers

Our primary supplier is IBM. We purchase most of our equipment for internal use and resale purposes from IBM. Additionally, we purchase from IBM the database product and other value added enhancements used in our Avatar400 and Petroware2000 products. We do not believe the loss of IBM, as a supplier will have a material adverse effect on our business since the products we purchase from IBM are readily available from a number of other vendors.

Licenses, Franchises, Concessions, Royalty Agreement, Patents, Trademarks or Labor Contracts

We hold copyrights to all of our products including, the Avatar400, RAPID, Petroware2000, and Petroware Version 6. In addition, we have trademarks for Avatar400, Petroware2000, and Petroware Version 6.

In August 1998, we purchased assets, including software technology from one of our competitors. We are obligated to pay a royalty to the former owners of products acquired by us. Our obligation to pay royalty payments terminates in August 2003.

Regulatory and Environmental Matters

Few laws or regulations are currently directly applicable to our access to or our conducting business on the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services. Currently, we do not need any governmental approval for our products or services.

In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from electronic commerce or otherwise adversely affect our business, financial condition and operating results.

Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. Congress recently enacted Internet laws regarding on-line copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. In addition, various state jurisdictions are considering legislation directed to electronic commerce which if enacted could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially and adversely affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could materially and adversely affect us.

Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, the cost of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any such legislation or regulation could materially and adversely affect our business, financial condition and operating results.

Research and Development

Our capitalized software development costs have been focused on the development of our Avatar400 and Petroware2000 products. We capitalize software development costs applicable to each product after technological feasibility has been established until the product is released to the market. It was necessary for us to develop a Windows-based application to gain a competitive edge and have successful sales in the oil and gas market. Non-capitalized research and development costs include research on the readiness and deployment of various applications via an application service provider model over a wide area network (WAN) or the Internet. We spent $550,780 on research and development during 2002.

Employees

As of December 31, 2002, we had 11 employees, none of whom is represented by a collective bargaining agreement. All of our employees are full-time employees.

Risks Associated With Our Business

WE INTEND TO GROW OUR BUSINESS BY ACQUIRING OTHER COMPANIES OR TECHNOLOGIES. IF WE ARE UNABLE TO SUCCESSFULLY IDENTIFY, ACQUIRE AND INTEGRATE NEW COMPANIES OR TECHNOLOGIES, OUR BUSINESS WILL BE HARMED.

We have grown our business primarily through the acquisition of other companies and assets and plan to continue this growth strategy for the foreseeable future. If we are unsuccessful in identifying, acquiring and integrating other companies, we may not achieve our anticipated levels of growth. A substantial portion of our current revenue is derived from businesses or technologies that we have acquired. Although we continually evaluate acquisition opportunities, we may be unable to identify suitable acquisition candidates or successfully negotiate or finance any future acquisitions. We may also be unable to effectively integrate any acquired companies.

Acquiring other companies or technologies involves many risks and difficulties, including:

- diversion of management's attention from our existing business;
- increased fixed costs, which could cause profits to decrease;
- assumption of unknown material liabilities of acquired companies;
- large write-offs and amortization expenses related to goodwill and other intangible assets;
- difficulty in integrating an acquired company's personnel and culture with our personnel and culture;
- difficulty in integrating an acquired company's accounting and information systems with our accounting and information systems;
- difficulty in maintaining standards, controls, procedures and policies across the combined companies;
- issuances of equity securities that may dilute your interest in our company;
- incurring additional debt; and
- disruption of our ongoing business and operations, which could, among other things, impair our reputation and our relationships with customers and employees and potentially cause the loss of our own key employees or those of an acquired company.

FAILURE TO MANAGE OUR GROWTH COULD RESULT IN INEFFICIENT OPERATIONS.

Our planned rapid expansion could strain our infrastructure, management, internal controls and financial systems. We may not be able to effectively manage our present growth or any future expansion, which could cause substantial increases in our operating costs without corresponding increases in our revenue. To support our growth, we will need to continue to hire qualified employees in all areas of our business. This planned rapid growth could strain our ability to integrate and properly train our new employees. Inadequate integration and training of our employees may result in an inefficient workforce and may harm our operating results.

OUR STRATEGY OF DISTRIBUTING SOFTWARE AND ANALYSIS TOOLS AS AN APPLICATION SERVICE PROVIDER IS UNPROVEN AND MAY NOT BE SUCCESSFUL.

We intend to establish ourselves as an ASP serving the software needs of industry professionals, as well as the general enterprise resource planning needs of the upstream petroleum industry. The ASP model is a new and unproven distribution strategy, particularly in our marketplace. To fully implement our ASP model, we will need to develop additional technology, as well as establish relationships with developers and distributors of software products, which we may be unable to do on a cost-effective basis, if at all. If we are unable to implement our ASP model, or if our ASP distribution model does not generate sufficient revenue to cover the costs of creating, deploying and supporting this distribution model, our operating results will be harmed. In addition, ASP revenue accounting generally recognizes revenue over the life of the particular contract.

IF WE DO NOT HIRE AND RETAIN QUALIFIED STAFF, OUR BUSINESS WILL NOT GROW AS EXPECTED.

If we cannot attract, retain, manage and motivate skilled employees, the growth of our business will be limited. The programmers and network engineers that are necessary to deploy our Internet strategies are highly trained professionals that are in considerable demand consistent with the rapid expansion of the Internet.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND ACQUISITIONS WHEN NEEDED.

We believe that our cash resources will be sufficient to fund our operations for at least the next twelve months.

If we cannot obtain adequate funds on acceptable terms, we may be unable to:

- fund our capital requirements;
- take advantage of strategic opportunities;
- respond to competitive pressures; or
- develop or enhance our services.

FAILURES OF HARDWARE SYSTEMS OR SOFTWARE COULD UNDERMINE CUSTOMER CONFIDENCE IN THE RELIABILITY OF OUR PRODUCTS AND SERVICES, WHICH COULD HARM OUR BUSINESS AND REPUTATION.

There are a number of circumstances that can lead to a customer having an unsatisfactory experience with our solutions.

Some of our products and services require our customers to access our web site through the Internet. To do so, they must be connected to the Internet and have sufficiently current hardware, operating system software, web browsers and other software. Because of the complex nature of software and hardware and the rapidly evolving nature of technology, a customers' system may become incompatible with our products or services. As a result, a customer may be unable to access our products or services or their access may be interrupted or delayed while using our products or services.

A significant disruption in our Internet services or the Internet service of our customers could seriously undermine their confidence in our business. During a disruption, participants may lose their online connection for an extended period and be unable to access our Internet marketplace.

Many of our products and services depend on complex software that is both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we test our software, we may not discover software defects that affect current or planned services or enhancements until after they are deployed. These defects could cause service interruptions.

Any of these events could lead to customer dissatisfaction with one or more of our solutions, damage our reputation, increase our service costs, cause us to lose revenue, delay market acceptance, result in legal proceedings against us or divert our development resources, any of which could cause our business to suffer.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR OUR COMMON STOCK.

There is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock.

OUR OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS AND THEIR AFFILIATES HAVE SUBSTANTIAL CONTROL OVER OUR BUSINESS

Our executive officers, directors and major stockholders beneficially own, in the aggregate, approximately 95% of our common stock. These stockholders, if they vote together, will be able to significantly influence matters that our stockholders must approve, including electing directors and approving significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing us from effecting a change in control, which could cause our stock price to decline.

ITEM 2. PROPERTIES

The Company leases its 7,004 square foot facility at 5728 LBJ Freeway, Suite 270, Dallas, Texas, 75240. The lease for this facility was entered into on August 29, 2000 for a sixty-month lease term commencing on August 1, 2000 and expiring on September 30, 2005. The company leases an 884 square foot facility at 310 West Wall Street, Suite 10, Midland, Texas 79701. The lease for this facility was entered into on October 1, 2001 for a twelve-month lease term commencing on November 1, 2002 and expiring on October 31, 2003.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in litigation incidental to the conduct of our business. We are not party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock began trading on the Over-the-Counter Pink Sheets on April 2, 2001. On November 5, 2001, our Registration Statement on Form 10 SB became effective and our stock was approved for trading on December 19, 2001 on the NASD OTC Bulletin Board. During 2002, there was only nominal trading in the shares of our common stock. As of March 25, 2003, the last reported trade in our stock was at $0.53. No assurance can be given that an active market will exist for our common stock in the future. On March 25, 2003 the last date reported for our common stock, the closing bid price was $0.27and the closing asked price was $1.01. Our trading symbol is AVSY.OB.

Holders

As of March 21, 2003, the Company had approximately 450 shareholders of record and its common stock had a closing bid price of $0.27 per share and a closing asked price of $1.01 per share.

Dividends

We have not declared any dividends on our common stock during the last two fiscal years and we do not expect to declare dividends in the foreseeable future since we intend to utilize our earnings, if any, to finance our future growth, including possible acquisitions.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATIONS

Results of Operations

Revenues

Our net revenues include four components: software licensing fees, maintenance, professional services and hardware. Our net revenues for the year ended December 31, 2002 decreased 10% to $2,152,389 compared with net revenues of $2,391,295 for the year ended December 31,2001. Our overall revenues were affected by higher software sales in 2001 due to the release of our Petroware2000 software package, which was released in October of 2000 and a large hardware sale to one of our customers during the current year.

Software. Software sales for the year ended December 31, 2002 decreased 59.5% to $336,596 compared with software sales of $830,423 in 2001. The decrease in software revenues is due to the high levels of sales of our Petroware2000 software package in 2001, which was released in October 2000.

Maintenance. Maintenance revenue for the year ended December 31, 2002 decreased 4.8% to $964,989 compared with maintenance revenue of $1,014,067 in 2001.

Professional services. Professional service revenue for the year ended December 31, 2002 decreased 44.6% to $210,356, compared with professional services revenue of $379,803 in 2001. The decrease in professional services is related to the lower sales volume of our Petroware2000 software package in 2002.

Hardware. Hardware sales for year ended December 31, 2002 increased 283.5% to $640,448 compared with hardware sales of $167,002 in 2001. The increase in hardware sales is due to a large sale of approximately $500,000 to one of our customers in 2002.

Cost of Revenues

Our cost of revenues includes four components: cost of software, cost of maintenance revenue, cost of professional services, and cost of hardware sales. Our cost of revenues for the year ended December 31, 2002 increased 22.9% to $879,003 compared with cost of revenues of $715,202 in 2001. Cost of revenues as a percentage of net revenues increased to 40.8% for the year ended December 31, 2002 from 29.9% in 2001. The increase in cost of revenues are primarily related to the higher cost of a hardware sale that we made to one customer.

Cost of software. Cost of software decreased 47% to $86,864 for the year ended December 31, 2002 from $163,757 in 2001. The decrease in cost of software is directly related to the decrease in software revenue. Cost of software as a percentage of the related revenues increased to 25.8% for the year ended December 31, 2002 compared to 19.7% in 2001 due to the decrease in economies of scale.

Cost of maintenance. Cost of maintenance revenue decreased 28.5% to $207,496 for the year ended December 31, 2002 from $290,058 in 2001. Cost of maintenance revenue as a percentage of the related revenue increased to 21.5% for the year ended December 31, 2002, compared to 28.6% for the same period last year. The decreases in cost of maintenance and percentages of cost of maintenance as a percentage of the related revenues are due to reductions in personnel providing maintenance support.

Cost of professional services. Cost of professional services decreased 50.9% to $59,173 for the year ended December 31, 2002, compared with $120,598 in 2001. Cost of professional services as a percentage of the related revenue decreased to 28.1% for the year ended December 31, 2002, compared to 31.8% in 2001. The decreases in cost were related to decreases in demand for professional services. The reduction in percentages of related revenue were due to reductions in use of outside consultants and reductions in personnel.

Hardware. Cost of hardware sold increased 273.2% to $525,470 for year ended December 31, 2002, compared with $140,789 in 2001. Cost of hardware as a percentage of the related revenue decreased to 82% for the year ended December 31, 2002, compared with 84.3% in 2001. The increases in cost of hardware are directly related to the cost of a hardware sale that was made to one customer.

Operating Expenses

Sales and Marketing. Our sales and marketing expenses for the year ended December 31, 2002 decreased 13.7% to $243,026, compared with $281,653 in 2001. Sales and marketing expenses as a percentage of net revenues remained comparable at 11.3% for the year ended December 31, 2002 and 11.8% in 2000.

General and Administrative. Our general and administrative expenses for the year ended December 31, 2002 decreased 34.9% to $432,116, compared with general and administrative expenses of $664,069 in 2001. General and administrative expenses as a percentage of net revenues decreased to 20.1% for the year ended December 31, 2002, compared with 27.8% in 2001. The decreases in general and administrative expenses and the percentage of general and administrative expenses are related cost cutting measures implemented by the company during the current year.

Interest Income. Interest income was $6,905 for the year ended December 31, 2002 compared to $23,706 in 2001. The decrease was primarily due to lower interest rates and lower average cash balances during 2002.

Interest Expense. Interest expense was $588 for the year ended December 31, 2002, compared to $16,883 in 2001. The decrease is due to lower amounts of average debt outstanding during 2002.

Provision for Income Taxes. For the year ended December 31, 2002, we recorded a deferred tax provision on income from continuing operations of $68,149 compared to $32,317 in 2001. The increase in deferred tax expense is directly attributable to increased net income.

Liquidity and Capital Resources

We have historically financed our liquidity needs through a variety of sources including proceeds from the sale of common stock, borrowing from banks, loans from our stockholders, and cash flows from operation. At December 31, 2002, we had $395,256 in cash and cash equivalents. Cash generated from operations was $610,519 and $135,632 for the year ended December 31, 2002 and 2001, respectively. Cash used for investing activities was $561,883 and $461,857 for the years ended December 31, 2002 and 2001, respectively primarily for cash invested software development and property and equipment. Cash used for financing activities was $50,742 and $176,065 for the years ended December 31, 2002 and 2001, respectively primarily for principal reduction of our long term debt.

In July 2000, we issued 1,600,000 shares of common stock and warrants in a private transaction to London & Boston Investments, Plc., formerly known as Cybertec Holdings, Plc, for an aggregate consideration of $1.6 million. We have utilized $1.29 million of the proceeds for legal, accounting, investment banking fees and other expenses relating to the merger with HCI, payment of consulting fees to a consultant, investment in a subsidiary, expenses relating to the London & Boston Investments, Plc transaction, salaries and other general and administrative expenses. At December 31, 2002, we had approximately $311,000 remaining of the proceeds.

At December 31, 2002, we had cash and cash equivalents of $395,256 as compared to cash and cash equivalents of $397,362 at December 31, 2001. Based upon current financial resources, we believe that we will have sufficient reserves to meet our anticipated working capital needs for our business as currently conducted for the next twelve months. However, we anticipate that we will need additional working capital to fund our business strategy including acquisitions. There can be no assurance that additional financing will be available, or if available, that such financing will be on favorable terms. Any such failure to secure additional financing, if needed, could impair our ability to achieve our business strategy. There can be no assurance that we will have sufficient funds or successfully achieve our plans to a level that will have a positive effect on our results of operations or financial condition. Our ability to execute our growth strategy is contingent upon sufficient capital as well as other factors, including our ability to further increase consumer awareness of our products, our ability to consummate acquisitions of complimentary businesses, general economic and industry conditions, our ability to recruit, train and retain a qualified sales staff, and other factors, many of which are beyond our control. Even if our revenues and earnings grow rapidly, such growth may significantly strain our management and our operational and technical resources. If we are successful in obtaining greater market penetration with our products, we will be required to deliver increasing volumes of our products to our customers on a timely basis at a reasonable cost to us. No assurance can be given that we can meet increased product demand or that we will be able to deliver our products on a timely and cost-effective basis.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB")recently issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144"), which the Company adopted on January 1, 2002. The FASB's new rules on asset impairment supersede FAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("FAS 121"). FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset, but removes goodwill from its scope. This aspect of FAS 144 will primarily impact the accounting for intangible assets subject to amortization and property and equipment. The Company's adoption of FAS 144 did not have a significant impact on its financial condition or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("FAS 146"). FAS 146 nullifies FASB Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of FAS 146 will have a material impact on its financial position or results from operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123* ("SFAS 148"). For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123, the fair value method is to be applied prospectively to those awards granted after the beginning of the period of adoption (the prospective method). The amendment permits two additional transition methods for adoption of the fair value method. In addition to the prospective method, the entity can choose to either (i) restate all periods presented (retroactive restatement method) or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards (modified prospective method). For fiscal years beginning after December 15, 2003, the prospective method will no longer be allowed. The Company currently accounts for its stock-based compensation using the intrinsic value method as proscribed by APB No. 25, Accounting for Stock Issued to Employees, and plans to continue using this method to account for stock options. Therefore, it does not intend to adopt the transition requirements as specified in SFAS 148. The Company has adopted the new SFAS 148 disclosure requirements in these financial statements.

Use of Estimates and Certain Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant assumptions and estimates are required in the capitalization and amortization of software development costs and revenue recognition. It is a least reasonably possible those estimates could be revised in the near term and those revisions could be material.

Revenue Recognition

The Company recognizes revenue from the initial license for computer software product sales upon delivery of a software package. Revenue from installation, training and customer support is recognized in the period in which the services are provided. Revenue from contracts to maintain the computer software products is recognized over the term of the contracts.

Software Development Costs

The Company capitalizes the costs of developing and testing new or significantly enhanced software products in accordance with the provisions of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed* (SFAS 86). Under SFAS 86, all costs incurred to establish technological feasibility of a computer product are charged to operations as incurred. After technological feasibility is established, costs of developing the computer software product are capitalized until the product is available for general release to customers. Capitalized software development costs are amortized using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue of the product, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products, which historically has been seven years. The amount by which unamortized software costs exceed the net realizable value, if any, is recognized in the period the excess is determined. We do not believe that inflation has materially affected our results of operation.

Forward Looking Statements

This report contains forward-looking statements, other than historical facts, which reflect the view of Company's management with respect to future events. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, the ability of the Company i) to generate levels of revenue and adequate cash flows from its operations to support and maintain its current cost structure and ii) to develop and deliver products that are competitive, accepted by its markets and are not rendered obsolete by changing technology. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to these factors and other risks, uncertainties and assumptions relating to the operations, results of operations and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

ITEM 7. FINANCIAL STATEMENTS

Avatar Systems Inc.
Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Avatar Systems, Inc.

We have audited the accompanying consolidated balance sheet of Avatar Systems, Inc. as of December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Systems, Inc. as of December 31, 2002, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

HEIN + ASSOCIATES LLP

Dallas, Texas
February 19, 2003

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Avatar Systems, Inc.

We have audited the accompanying consolidated balance sheet of Avatar Systems, Inc. and Subsidiary, as of December 31, 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Systems, Inc. and Subsidiary as of December 31, 2001 and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Dallas, Texas
March 8, 2002

Avatar Systems, Inc.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2002	December 31, 2001
CURRENT ASSETS		
Cash and cash equivalents	$ 395,256	$ 397,362
Accounts receivable - trade, net of allowance for doubtful accounts of $0 and $20,000 in 2002 and 2001, respectively	199,102	191,861
Prepaid expenses	7,603	22,281
Deferred income taxes	10,319	110,564
Note receivable	-	51,122
Total current assets	612,280	773,190
PROPERTY AND EQUIPMENT - at cost, net	134,280	145,268
PURCHASED SOFTWARE, net of accumulated amortization of $568,602 and $445,508 in 2002 and 2001, respectively	293,060	416,154
SOFTWARE DEVELOPMENT COSTS, net of accumulated amortization of $384,413 and $176,944 in 2002 and 2001, respectively	1,562,141	1,218,831
OTHER ASSETS	-	488
Total assets	$2,601,761	$2,553,931
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	$ 13,433	$ 60,402
Accounts payable - trade	75,937	109,307
Accrued expenses	51,642	38,088
Deferred revenue	235,016	216,821
Total current liabilities	376,028	424,618
DEFERRED INCOME TAXES	148,504	180,600
LONG TERM DEBT, less current maturities	-	3,773
Total liabilities	524,532	608,991
COMMITMENT (Note G)		
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value; 30,000,000 shares authorized; 8,695,652 shares, issued and outstanding	8,696	8,696
Paid-in capital	1,768,345	1,768,345
Retained earnings	300,188	167,899
Total stockholders' equity	2,077,229	1,944,940
Total liabilities and stockholders' equity	$2,601,761	$2,553,931

The accompanying notes are an integral part of these financial statements.

Avatar Systems, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,	
	2002	2001
Revenue		
Software	$ 336,596	$ 830,423
Maintenance	964,989	1,014,067
Consulting	210,356	379,803
Hardware	640,448	167,002
	2,152,389	2,391,295
Cost of Sales		
Software	86,864	163,757
Maintenance	207,496	290,058
Consulting	59,173	120,598
Hardware	525,470	140,789
	879,003	715,202
Gross profit	1,273,386	1,676,093
Operating expenses		
Sales and marketing	243,026	281,653
General and administrative	432,116	664,069
Depreciation and amortization	404,123	329,080
Write off of acquisition costs	-	323,539
	1,079,265	1,598,341
Operating income	194,121	77,752
Other income (expense)		
Interest income	6,905	23,706
Interest expense	(588)	(16,883)
	6,317	6,823
Income from continuing operations before income taxes	200,438	84,575
Deferred income tax expense	68,149	32,317
Income from continuing operations	132,289	52,258
Discontinued Operations		
Income from operations of Talon Global Solutons, Inc. (net of income taxes)	-	7,393
Loss on disposal of Talon Global Solutions, Inc. (net of applicable income taxes)	-	(11,561)
NET INCOME	$ 132,289	$ 48,090

The accompanying notes are an integral part of these financial statements.

Avatar Systems, Inc.

CONSOLIDATED STATEMENTS OF INCOME - CONTINUED

	Years ended December 31,	
	2002	2001
Earnings per share - basic		
Income from continuing operations	$.02	$.01
Net income	$.02	$.01
Earnings per share - diluted		
Income from continuing operations	$.01	$.01
Net income	$.01	$.01
Weighted average shares outstanding:		
Basic	8,695,652	8,695,652
Diluted	10,437,747	9,512,992

The accompanying notes are an integral part of these financial statements.

Avatar Systems, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2002 and 2001

	Common stock		Paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance at January 1, 2001	8,695,652	8,696	1,768,345	119,809	1,896,850
Net income	-	-	-	48,090	48,090
Balance at December 31, 2001	8,695,652	8,696	1,768,345	167,899	1,944,940
Net income	-	-	-	132,289	132,289
Balance at December 31, 2002	8,695,652	$8,696	$1,768,345	$300,188	$2,077,229

The accompanying notes are an integral part of these financial statements.

Avatar Systems, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2002	2001
Cash flows from operating activities		
Income from continuing operations	$ 132,289	$ 52,258
Adjustments to reconcile income from continuing operations to net cash provided by operating activities		
Depreciation and amortization	404,123	329,080
Deferred income taxes	68,149	32,317
Write-off of acquisition costs	-	323,539
Changes in operating assets and liabilities		
Accounts receivable - trade	(7,241)	(90,242)
Inventory	-	45,387
Prepaid expenses and other	14,678	(16,251)
Accounts payable and accrued expenses	(19,816)	(113,048)
Deferred revenue	18,195	(424,059)
Other	142	(3,349)
Net cash provided by operating activities	610,519	135,632
Cash flows from investing activities		
Software development costs capitalized	(550,780)	(389,892)
Purchase of property and equipment	(11,103)	(76,443)
Payments received on notes receivable	-	4,478
Net cash used in investing activities	(561,883)	(461,857)
Cash flows from financing activities		
Payments on note payable and capital lease obligations	(50,742)	(176,065)
Net cash used in financing activities	(50,742)	(176,065)
Net cash used in continuing operations	(2,106)	(502,290)
Net cash used in discontinued operations	-	(33,356)
Net decrease in cash and cash equivalents	(2,106)	(535,646)
Cash and cash equivalents at beginning of year	397,362	933,008
Cash and cash equivalents at end of year	$ 395,256	$ 397,362
Supplemental disclosure of cash paid for:		
Interest	$ 588	$ 16,883
Supplemental disclosure of noncash investing and financing activities:		
Equipment acquired through foreclosure of note receivable	$ 51,122	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avatar Systems, Inc. and its predecessor, Avatar Systems, Ltd. (collectively, the "Company") was formed in 1996 to provide Enterprise Resource Planning (ERP) accounting software to small to medium-sized oil and gas producers located throughout the United States.

Principles of Consolidation

The accompanying financial statements include the accounts of the Company and its inactive wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers investments with original maturity dates of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation of property and equipment is provided primarily on the straight-line method over the estimated useful lives ranging from 3 to 7 years. Amortization of leasehold improvements is provided on the straight-line method over the shorter of the useful lives of the assets or the terms of the corresponding leases.

Revenue Recognition

The Company recognizes revenue from the initial license for computer software product sales upon delivery of a software package. Revenue from installation, training and customer support is recognized in the period in which the services are provided. Revenue from contracts to maintain the computer software products is recognized over the term of the contracts.

Software Development Costs

The Company capitalizes the costs of developing and testing new or significantly enhanced software products in accordance with the provisions of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed* (SFAS 86). Under SFAS 86, all costs incurred to establish technological feasibility of a computer product are charged to operations as incurred. After technological feasibility is established, costs of developing the computer software product are capitalized until the product is available for general release to customers. Capitalized software development costs are amortized using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue of the product, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products, which historically has been seven years. The amount by which unamortized software costs exceed the net realizable value, if any, is recognized in the period the excess is determined. Amortization of capitalized software charged to expense was $207,469 and $143,698 for the years ending December 31, 2002 and 2001.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Products are sold to customers located principally in the United States. The Company continually evaluates the creditworthiness of its customers' financial condition and generally does not require collateral. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific reserve for bad debts against amounts due. The Company has not experienced significant losses on uncollectible accounts receivable.

The fair values of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, and notes payable, approximate their carrying values due to their short term nature.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets and certain identifiable intangibles for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets based on estimated future cash flows. During the years ended December 31, 2002 and 2001, the Company recorded no impairment charges.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases.

Earnings Per Share

The Company computes basic earnings per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of shares outstanding, plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

Stock-based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method described in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements for stock-based awards to employees when the exercise price of the award is equal to or greater than the quoted market price of the stock on the date of the grant.

Stock-based Compensation - continued

SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123" require disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, which were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's fair value calculations for awards from stock option plans were made using the Black-Scholes option pricing model with the following weighted average assumptions for the grants in 2001: expected term of five years from the date of grant; stock price volatility of 100%; risk free interest rate of 4.5%; and no dividends during the expected term as the Company does not have a history of paying cash dividends. There were no options granted in 2002.

If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, net income and earnings per share, basic and diluted, for the year ended December 31, 2001 would have been as follows:

Net income, as reported	$48,090
Add: Stock-based employee compensation included in reported net income	-
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(29,195)
Net income, proforma	$18,895
Earnings per share, as reported:	
Basic	$ 0.01
Diluted	$ 0.01
Earnings per share, proforma:	
Basic	$ 0.00
Diluted	$ 0.00

Use of Estimates and Certain Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant assumptions and estimates are required in the capitalization and amortization of software development costs. It is a least reasonably possible those estimates could be revised in the near term and those revisions could be material.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB")recently issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144"), which the Company adopted on January 1, 2002. The FASB's new rules on asset impairment supersede FAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("FAS 121"). FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset, but removes goodwill from its scope. This aspect of FAS 144 will primarily impact the accounting for intangible assets subject to amortization and property and equipment. The Company's adoption of FAS 144 did not have a significant impact on its financial condition or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("FAS 146"). FAS 146 nullifies FASB Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of FAS 146 will have a material impact on its financial position or results from operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123* ("SFAS 148"). For entities that change their accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123, the fair value method is to be applied prospectively to those awards granted after the beginning of the period of adoption (the prospective method). The amendment permits two additional transition methods for adoption of the fair value method. In addition to the prospective method, the entity can choose to either (i) restate all periods presented (retroactive restatement method) or (ii) recognize compensation cost from the beginning of the fiscal year of adoption as if the fair value method had been used to account for awards (modified prospective method). For fiscal years beginning after December 15, 2003, the prospective method will no longer be allowed. The Company currently accounts for its stock-based compensation using the intrinsic value method as proscribed by APB No. 25, Accounting for Stock Issued to Employees, and plans to continue using this method to account for stock options. Therefore, it does not intend to adopt the transition requirements as specified in SFAS 148. The Company has adopted the new SFAS 148 disclosure requirements in these financial statements.

NOTE B - DISCONTINUED OPERATIONS

In October 2001, the Company elected to exit its direct sales software business. In accordance with this plan, the Company sold Talon Global Solutions, Inc., its direct sales software business, to its minority shareholder for $20,000 and a note receivable in the amount of $55,600. The Company recorded a loss of $11,561 on the disposition, net of related income tax benefit of $5,912.

The financial data related to direct sales software business is classified as discontinued operations in 2001.

Operating results from discontinued operations were as follows for the year ended December 31, 2001:

Revenues	$517,370
Income before income taxes	10,349
Income tax expense	2,956
Income from discontinued operations	7,393

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	December 31,	
	2002	2001
Furniture and fixtures	$110,439	$108,861
Computer equipment and software	350,596	289,950
Telecommunication equipment	18,603	18,603
	479,638	417,414
Less accumulated depreciation	345,358	272,146
	$134,280	$145,268

During the years ended December 31, 2002 and 2001, the Company recorded depreciation expense of $73,213 and $61,379, respectively.

NOTE D – PURCHASED SOFTWARE

Purchased software is summarized as follows:

	December 31,	
	2002	2001
Purchased Software	861,662	861,662
Less accumulated amortization	568,602	445,508
	$293,060	$416,154

Purchased software is recorded at cost. Amortization of purchased software is provided on the straight-line method over 7 years. During the years ended December 31, 2002 and 2001, the Company recorded amortization expense of $123,094 in each year.

NOTE E - LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2002	2001
Note payable to bank, bearing interest at 10.5% per annum, monthly principal and interest payments of $14,444 through maturity in February 2002, collateralized by substantially all assets of the Company and guaranteed by certain stockholders of the Company	$ -	$ 43,333
Other	13,433	20,842
	13,433	64,175
Less current maturities	13,433	60,402
	$ -	$ 3,773

NOTE F - INCOME TAXES

The Company's income tax expense in 2002 and 2001 consisted only of deferred taxes. The Company had no current income tax expense primarily because software development costs are capitalized in these financial statements and charged to expense for federal income tax purposes.

NOTE F - INCOME TAXES - Continued

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2002	2001
Deferred tax assets		
Net operating loss carryforwards	$ 55,126	$ 183,265
Deferred revenue	-	106,630
Accrued expenses	10,319	4,098
Purchased software amortization	55,802	42,070
Property and equipment	-	1,266
	121,247	337,329
Deferred tax liability		
Capitalized software	(254,860)	(400,657)
Other	(4,572)	(6,708)
	(259,432)	(407,365)
Net deferred tax liability	$ (138,185)	$ (70,036)
Net deferred tax asset - current	$ 10,319	$ 110,564
Net deferred tax liability - long-term	(148,504)	(180,600)
	$ (138,185)	$ (70,036)

At December 31, 2002, the Company had federal net operating loss carryforwards of approximately $162,000 which expire in 2022 and 2021.

NOTE G - LEASE OBLIGATIONS

The Company leases its office facility under a non-cancelable operating lease. Future minimum payments are as follows:

Year ending December 31,	
2003	137,900
2004	133,080
2005 and thereafter	99,810
	$370,790

Rent expense under the operating leases was $151,939 and $123,668 for the years ended December 31, 2002 and 2001, respectively.

NOTE H - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,	
	2002	2001
Income from continuing operations	$ 132,289	$ 52,258
Loss from discontinued operations	-	(4,168)
Weighted average shares outstanding - basic	8,695,652	8,695,652
Effect of dilutive employee stock options	14,251	16,580
Effect of dilutive stock warrants	1,727,844	800,760
Weighted average shares outstanding - diluted	10,437,747	9,512,992
Earnings per share from continuing operations		
Basic	$.02	$.01
Diluted	$.01	$.01
Earnings (loss) per share from discontinued operations		
Basic	$.-	$.-
Diluted	$.-	$.-

NOTE I - STOCK COMPENSATION PLAN AND WARRANTS

In 2000, the Company's shareholders approved the adoption of a stock compensation plan. Stock options are granted at the quoted market price of the Company's stock at the date of grant, becoming exercisable over periods of up to three years and expire in 2011. In 2001, options to purchase 118,385 shares at $1.25 per share were granted. No stock options were granted by the Company for the year ended December 31, 2002. At December 31, 2002, 118,500 shares of common stock were reserved for future grant under the 2000 Stock Compensation Plan.

Option activity for the years ended December 31, 2002 and 2001 is summarized as follows:

	2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of year	118,358	$ 1.25	-	$ -
Options granted	-	-	118,358	1.25
Options exercised	-	-	-	-
Options forfeited	(28,962)	1.25	-	-
Options outstanding at end of year	89,396	$ 1.25	118,358	$ 1.25
Options exercisable at end of year	89,396	$ 1.25	118,358	$ 1.25

The options outstanding at December 31, 2002 have a weighted average remaining life of 8 years.

The Company has outstanding warrants to purchase 5,700,000 shares of stock. The warrants have an exercise price of $1.00 per share, are all currently exercisable and expire in July 2005.

NOTE J - RELATED PARTIES

The Company sells computer hardware and provides software maintenance, training, and consulting/development services to a company that is controlled by two members of the Company's Board of Directors. Total revenues from that company were $41,685 and $49,813 in 2002 and 2001, respectively. The Company had $823 and $3,568 of accounts receivable at December 31, 2002 and 2001, respectively, related to services performed for that company.

NOTE K – MAJOR CUSTOMERS

The Company completed a hardware sale with one customer during 2002 for approximately $500,000 which accounted for 78% of hardware revenue and 23% of total revenue in the year ended December 31, 2002. There were no other customers in 2002 or 2001 that accounted for more than 10% of revenues.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a) On November 6, 2002, Avatar Systems, Inc. (the "Registrant") engaged Hein & Associates LLP as its independent accountants for the fiscal year ending December 31, 2002. Also on November 6, 2002, Grant Thornton LLP was dismissed as the Registrant's independent accountant.

(b) The report of Grant Thornton LLP on the Registrant's financial statements for the fiscal year ended December 31, 2001, contained no adverse opinion or disclaimer of opinion nor was it qualified as to audit scope or accounting principles.

(c) The Registrant's Board of Directors made the decision to engage Hein & Associates LLP.

(d) In connection with the prior audit for the fiscal year ended December 31, 2001, and from December 31, 2001 to November 6, 2002, there have been no disagreements with Grant Thornton LLP on any matter of accounting principles and practices, financial statement disclosure or auditing scope or procedure.

(e) The Registrant did not consult with Hein & Associates LLP with regard to any matter concerning the application of accounting principles to any specific transactions, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Registrant's financial statements.

The Company has had no disagreements with its independent accountants on accounting and financial disclosure matters.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The following sets forth information concerning our officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly held companies.

Name	Age	Position with Avatar
Robert C. Shreve, Jr.	40	President, Chief Executive Officer, Chief Financial Officer, Chairman of the Board and Director
Charles Timothy Allen	52	Director
Orville Gregory Allen	46	Director
Stephen A. Komlosy	61	Director
Cindy Skelton	42	Secretary

Robert C. (Chuck) Shreve, Jr. was managing partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. He has served as the President, Chief Executive Officer, Chief Financial Officer, Chairman of the Board and a director of our Company since November 14, 2000. He has over eighteen years experience in accounting and financial management with emphasis in the oil and gas industry and the real estate development industry. Mr. Shreve also has technical certifications in the technology field and over eighteen years in PC-based network and IBM AS400 systems. Mr. Shreve received his BBA from the University of Texas of the Permian Basin, and attended graduate school at the University of Texas at Dallas. As a Certified Public Accountant, he is a member of the American Institute of CPAs, the Texas Society of CPAs and the Dallas Chapter of the Texas Society of CPAs.

Charles Timothy (Tim) Allen has served as a director of our Company since November 14, 2000. Mr. Allen was a limited partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. Mr. Allen is the President of Eland Energy Corporation ("Eland") located in Dallas, Texas and is responsible for the financial affairs of Eland. He has been employed by Eland since 1984 in various positions. He co-founded Eland with his brother, Orville Gregory Allen. He has been drilling and operating wells in Texas, Oklahoma, Louisiana and New Mexico for the past twenty years. Mr. Allen formed Allen Oil Company in 1979, where he was primarily involved in generating prospects for other companies. In 1982, Mr. Allen and three partners started drilling and operating wells in the North Texas area with the primary purpose of developing Mississippi reef wells using CDP seismic, which resulted in over 20 Mississippi reef discoveries in the area. Mr. Allen graduated from Texas Tech University with a BBA in management and a MBA in finance.

Orville Gregory (Gregg) Allen has served as a director of our Company since November 14, 2000. Mr. Allen was a limited partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. He is currently a Vice President of Eland and has been employed by Eland since 1984 in various positions. He is responsible for the day-to-day management of Eland's land, operations engineering and financial functions. Mr. Allen is also responsible for oil and gas acquisition activities for Eland. He has over sixteen years of experience in the oil and gas industry. Before co-founding Eland in 1984, he worked for F. Mark Robert Oil & Gas Properties, where he served as a contract landman for various oil industry clients. Mr. Allen is a graduate of Texas Tech University with a BBA in marketing. Gregg Allen and Tim Allen are brothers.

Stephen A. Komlosy has served as a director of our Company since November 14, 2000. He is also the Managing Director of London & Boston Investments, Plc, formerly Cybertec Holdings Plc., a publicly traded United Kingdom company. Mr. Komlosy has served as Managing Director of London & Boston Investments, Plc since February 2000. London & Boston Investments, Plc is an investment company, making strategic investments in real estate and Internet related companies whose growth and value can be enhanced by management consulting services, financial assistance or mergers with related businesses. Mr. Komlosy currently resides in England. Since 1967, Mr. Komlosy has managed several family owned businesses, which are engaged in real estate acquisition and development activities. In 1981, he co-founded Branon PLC, a public industrial holding company selling bonded oil drilling and pipe handling equipment to North Sea oil operators; the large-scale manufacture of dump trucks for the Ministry of Defense; and of road planners and oil consoles. At Branon, he had specific responsibility for establishing its oil and gas purchasing associate Covendish Petroleum Plc that purchased 140 producing wells in Ohio, USA. Mr. Komlosy is also a director of Chroma Group, Harrell Hospitality Group, Inc., a public company traded on the NASD Over-the-Counter Bulletin Board ("HLTLA") and Energy Technique, Plc, a company traded on the London Stock Exchange.

Cindy Skelton currently serves as the Secretary of our Company and she manages the benefit plans and employee relations for us. She has served as our Secretary since November 27, 2000. Ms. Skelton is primarily employed by Eland and since 1986 has served as Eland's Accounting Manager and Controller. Since 1994, she has held the position of Director of Human Resources with Eland. She received a BBA degree from Texas Tech University in 1981. She will devote as much of her time as necessary to fulfill her duties as an officer of our Company.

Committees of the Board of Directors

Members of the audit committee are Mr. Charles Timothy Allen and Mr. Stephen A. Komlosy. The Board of Directors does not have any other committees at this time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file certain reports regarding ownership of, and transactions in, the Company's securities, with the Securities and Exchange Commission. Such officers, directors and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on the Company's review of copies of Forms 3, 4, 5, and amendments thereto furnished to the Company pursuant to Rule 16a-3(e), the Company believes that, during the year ended December 31, 2002, all Section 16(a) filing requirements applicable to the Company's officers, directors, and 10% stockholders were met.

ITEM 10. EXECUTIVE COMPENSATION

Executive Officers

Our Board appoints the executive officers to serve at the discretion of the Board until the next annual meeting of the Board of Directors. Robert C. Shreve, Jr. President, Chief Financial Officer and a director of the Company is the only officer to receive $100,000 or more in annual compensation. Directors who are also employees receive no compensation for serving on the Board. Our non-employee directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Employment Agreements

We have entered into a management agreement with Robert C. Shreve, Jr., our President and Chief Executive Officer and Chief Financial Officer, which terminates on July 10, 2003. The management agreement shall be automatically extended for an additional one-year period after the initial term unless at least 30 days prior to the termination date either we or Mr. Shreve give written notice to the other that the management agreement will not be renewed. Mr. Shreve will receive an annual base salary of $125,000, which may be increased at the discretion of our Board. Additionally, Mr. Shreve may be eligible to receive an annual bonus based on our financial performance in the form of stock options and cash not to exceed 15% of his base salary. Upon agreeing to the terms of the management agreement, we issued to Mr. Shreve a five-year warrant to purchase 1.6 million shares of our common stock at an exercise price of $1.00 per share. All of the warrants are currently exercisable and none of the warrants have been exercised. See "Part III, Item 11- Security Ownership of Certain Beneficial Owners and Management."

Key Man Insurance

We currently pay an annual premium of approximately $1,600 for a life insurance policy in the amount of $1,000,000 on the life of Robert C. Shreve, Jr., our President, Chief Executive Officer and Chief Financial Officer. The proceeds of the policy are payable to us.

Stock Option Plan

On November 14, 2000, our shareholders approved our 2000 Stock Compensation Plan. The number of shares of common stock which may be issued under the 2000 Plan shall initially be 400,000 shares which amount may, at the discretion of the Board, be increased from time to time to a number of shares of common stock equal to 5% of the total outstanding shares of common stock, provided that the aggregate number of shares of common stock which may be granted under the 2000 Plan shall not exceed 1,500,000 shares. We may also utilize the granting of options under the 2000 Plan to attract qualified individuals to become our employees and non-employee directors, as well as to ensure the retention of management of any acquired business operations. Under the 2000 Plan, we may also grant restricted stock awards. Restricted stock represents shares of common stock issued to eligible participants under the 2000 Plan subject to the satisfaction by the recipient of certain conditions and enumerated in the specific restricted stock grant. Conditions, which may be imposed, include, but are not limited to, specified periods of employment, attainment of personal performance standards or our overall financial performance. The granting of restricted stock represents an additional incentive for eligible participants under the 2000 Plan to promote our development and growth, and may be used by our management as another means of attracting and retaining qualified individuals to serve as our employees and directors. Currently, options to purchase 89,396 shares of our common stock at an exercise price of $1.25 per share have been granted to 9 employees. Such options expire on January 10, 2011. No options have been granted to our officers or directors.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))
Equity compensation plans approved by security holders	89,396	1.25	1,410,604
Equity compensation plans not approved by security holders	-	-	-
Total	89,396	1.25	1,410,604

Compensation Table

The information set forth below concerns the cash and non-cash compensation to executive officers for each of the past three fiscal years ended December 31, 2002, 2001 and 2000. In each case, the compensation listed was paid by our Company or Avatar Systems, Ltd., our predecessor entity. Except for Robert C. Shreve, Jr., our President, Chief Executive Officer, and Chief Financial Officer, no executive officer has an employment agreement with us and all executive officers serve at the discretion of the Board.

Summary Compensation Table

Name/Title	Annual Compensation			Long-Term Compensation Awards	
	Year	Salary/Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/SARs/ Warrants
Robert C. Shreve, Jr., President, Chief Executive Officer, Chief Financial Officer and Director	2002	$125,000	$5,208	None	None
	2001	$125,000	$6,090	None	None
	2000	$108,160	N/A	None	1,600,000(1)

(1) On July 10, 2000, we issued Mr. Shreve warrants to purchase 1,600,000 shares of our common stock at an exercise price of $1.00 per share. The warrants are currently exercisable and expire in July 2005. The warrants were issued to Mr. Shreve in conjunction with his signing a management agreement with us. See "Item 11– Security Ownership of Certain Beneficial Owners and Management."

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of March 17, 2003, certain information with respect to the beneficial ownership of the common stock of our Company by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

Name(1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owed
Robert C. Shreve, Jr.	3,200,000(2)	31.1
Charles Timothy Allen	2,650,000(3)	29.6
Orville Gregory Allen..........................	2,650,000(4)	29.6
London & Boston Investments, Plc......	2,619,402(5)	27.9
Stephen A. Komlosy............................	3,220,402(6)	31.3
Merchant Capital Holdings, Ltd.	2,000,000(7)	18.7
Geoffrey Dart	2,000,000(8)	18.7
Cindy Skelton(9)	-0-	-0-
Officers and directors as a group (5 persons)..	13,720,402(10)	95.3

(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. In addition, unless otherwise indicated, the address of each beneficial owner identified below is c/o Avatar Systems, Inc., 5728 LBJ Freeway, Suite 270, Dallas, Texas 75240.

(2) Includes 1,600,000 shares of common stock, which may be issued to Mr. Shreve upon exercise of 1,600,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Mr. Shreve is the President, Chief Executive Officer, Chief Financial Officer and a director of Avatar.

(3) Includes 250,000 shares of common stock, which may be issued to Mr. Allen upon exercise of 250,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Mr. Allen is a director of Avatar.

(4) Includes 250,000 shares of common stock, which may be issued to Mr. Allen upon exercise of 250,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10,2005. Mr. Allen is a director of Avatar.

(5) Includes 1,619,402 shares owned by London & Boston Investments, Plc and 1,000,000 shares of common stock which may be issued to London & Boston upon exercise of warrants to purchase 1,000,000 shares of common stock at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. London & Boston's address is 133 Ebury Street, London SW1W9QU, England.

(6) Includes 1,619,402 shares owned by London & Boston and 1,000,000 shares of common stock, which may be issued to London & Boston upon exercise of warrants to purchase 1,000,000 shares at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Stephen A. Komlosy is the Managing Director of London & Boston and is authorized to vote such shares on behalf of London & Boston. Also includes 1,000 shares owned by General Trading Corporation, Ltd., a Komlosy family company. Mr. Komlosy has the authority to vote such shares on behalf of General Trading Company. Also includes 600,000 shares of common stock, which may be issued to Mr. Komlosy upon exercise of warrants to purchase 600,000 shares of Avatar's common stock at $1.00 per share. Such warrants expire July 10, 2005. Mr. Komlosy is a director of Avatar. Mr. Komlosy's address is 133 Ebury Street, London SW1W9QU, England.

(7) Merchants Capital Holdings, Ltd. address is 133 Ebury Street, London, England SW1W 9QU. Merchant Capital holds warrants to purchase 2,000,000 shares of Avatar's common stock at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005.

(8) Includes warrants to purchase 2,000,000 shares of Avatar's common stock at $1.00 per share held by Merchant Capital. Such warrants are currently exercisable and expire July 10, 2005. Mr. Dart is the Managing Director of Merchant Capital Holdings and has authority to vote such shares when issued on behalf of Merchant Capital Holdings. Mr. Dart's address is the same as Merchant Capital Holdings, Ltd. Mr. Dart served on the Board of Directors unitl January 27, 2003, when he resigned from the Board.

(9) Ms. Skelton is the Secretary of Avatar.

(10) See preceding notes for an explanation of the ownership of the 13,720,402 shares.

We currently have 8,695,652 outstanding shares of common stock of which approximately 675,000 shares are owned by approximately 450 persons. The remaining shares are owned by our principal shareholders as noted in the above table.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company sells computer hardware and provides software maintenance, training, and consulting/development services to a company that is controlled by two members of the Company's Board of Directors. Total revenues from that company were $41,685 and $49,813 in 2002 and 2001, respectively. The Company had $823 and $3,568 of accounts receivable at December 31, 2002 and 2001, respectively, related to services performed for that company.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

Statements filed as part of this Report:

1. Consolidated Financial Statements

See "Index to Consolidated Financial Statements" under Item 7 of this Report.

Exhibits

The following documents are filed as exhibits herewith, unless otherwise specified, and are incorporated herein by this reference:

Exhibit 99.2 Statement Furnished Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002, 18 U.S.C. Section 1350

Exhibit Number	Description of Exhibit
2.0*	Joint Plan of Reorganization Proposed by the Debtors dated August 21, 2000 as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on August 21, 2000 (without exhibits which will be supplied to the Commission upon request)
2.1*	Modification to the Debtors' Joint Plan of Reorganization Proposed by the Debtors Dated August 21, 2000
2.2*	Order Confirming Joint Plan of Reorganization and Fixing Deadlines for Filing Administrative Claims, Fee Claims and Rejection Claims as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on September 29, 2000
2.3*	Certificate of Compliance with Reverse Acquisition Requirements as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 20, 2000
2.4*	Motion for Post Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 30, 2000
2.5*	Order Granting Debtors' Motion for Post-Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001
2.6*	Order Supplementing Order of Confirmation as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001
2.7*	Agreement and Plan of Merger dated October 9, 2000 by and between Avatar Systems, Inc. and HCI Acquisition 1998-2, Inc. d/b/a Precision Stainless Fabricators whereby Avatar on November 14, 2000 merged with and into HCI Acquisition 1998-2, Inc. with HCI Acquisition 1998-2, Inc. being the surviving corporation (without exhibits and schedules which will be supplied to the Commission upon request)
2.8*	Certificate of Merger of Avatar Systems, Inc. with HCI Acquisition 1998-2, Inc. as filed on November 14, 2000 with the Secretary of State of Texas (please see Exhibit 3.2 attached hereto for a

Exhibit Number	Description of Exhibit
	copy of Exhibit "A" to this Certificate of Merger)
3.0*	Articles of Incorporation of HCI Acquisition 1998-2, Inc., as filed with the Secretary of State of Texas on August 7, 1998
3.1*	Articles of Amendment to Articles of Incorporation of HCI Acquisition 1998-2, Inc. as filed with the Secretary of State of Texas on October 23, 2000
3.2*	Certificate of Restated Articles of Incorporation of Avatar Systems, Inc. as filed with the Secretary of State of Texas on November 14, 2000
3.3*	Amended and Restated Bylaws of Avatar Systems, Inc.
4.0*	Common Stock Specimen – Avatar Systems, Inc.
9.0*	Shareholders' Agreement by and between Avatar Systems, Inc., Cybertec Holdings, Plc., Robert C. Shreve, Jr., Tim Allen, Gregg Allen, Stephen A. Komlosy and Merchant Capital Holdings, Ltd. as of July 10, 2000
10.0*	Stock Purchase Agreement by and between Avatar Systems, Inc. and Cybertec Holdings, Plc. dated July 10, 2000 (without exhibits and schedules which will be supplied to the Commission upon request) providing for the issuance of 1,600,000 shares of Avatar's Common Stock to Cybertec for $1.6 million
10.1*	Management Agreement by and between Avatar Systems, Inc. and Robert C. Shreve, Jr. as of July 10, 2000
10.2*	Consulting Agreement by and among Avatar Systems, Inc., Merchant Capital Holdings, Ltd. and its affiliate, First Merchants Capital Limited, as of July 10, 2000
10.3*	Investors' Rights Agreement by and among Avatar Systems, Inc., Cybertec Holdings, Plc., Merchants Capital Holdings, Ltd., Robert C. Shreve, Jr., Tim Allen, Gregg Allen and Stephen A. Komlosy as of July 10, 2000
10.4*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Cybertec Holdings Plc. as of July 10, 2000
10.5*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Robert C. Shreve, Jr. as of July 10, 2000
10.6*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Merchants Capital Holdings, Ltd. as of July 10, 2000
10.7*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Stephen A. Komlosy as of July 10, 2000
10.8*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Tim Allen as of July 10, 2000
10.9*	Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Gregg Allen as of July 10, 2000
10.10*	2000 Stock Compensation Plan of Avatar Systems, Inc. dated October 9, 2000
10.11*	Amended and Restated Loan Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.
10.12*	Amended and Restated Term Loan Promissory Note dated July 10, 2000 in the principal amount of $288,888.96
10.13*	Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.
10.14*	Copyright Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

Exhibit Number	Description of Exhibit
10.15*	Trademark Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.
10.16*	Uniform Commercial Code Financial Statement between Avatar Systems, Inc. and Bank One, Texas, N.A.
10.17*	Guaranty of Charles T. Allen dated July 10, 2000 for benefit of Bank One, Texas, N.A.
10.18*	Guaranty of Orville G. Allen dated July 10, 2000 for the benefit of Bank One, Texas, N.A.
10.19*	Limited Guaranty of Robert C. Shreve, Jr. dated July 10, 2000 for the benefit of Bank One, Texas, N.A.
10.20*	Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Chad P. Statham
10.21*	Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Carla Rogers
22.0*	Subsidiaries of the Registrant

* Previously filed as exhibits to the Company's Registration Statement on Form 10-SB as filed on June 25, 2001 with the Commission which are incorporated herein by reference.

Reports on Form 8-K

No reports on Form 8-K were filed during the last quarter of the year for which this report is filed.

ITEM 14. CONTROLS AND PROCEDURES

The Chief Executive Officer/Chief Financial Officer of the Company has established and is currently maintaining disclosure controls and procedures for the Company. The disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to him as soon as it is known by others within the Company. There have been no significant changes in these controls within the reporting period.

During the period immediately after the end of the year, the Chief Executive Officer/Chief Financial Officer conducts an update and a review and evaluation of the effectiveness of the Company's disclosure controls and procedures. It is the Chief Executive Officer's/Chief Financial Officer's opinion, based upon the evaluation he completed by March 21, 2003, that the controls and procedures currently being utilized by the Company are sufficiently effective to ensure that any material information relating to the Company would become known to him within a reasonable time.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVATAR SYSTEMS, INC.

Dated: March 28, 2003

By:/s/ ROBERT C. SHREVE, JR.

Robert C. Shreve, Jr., President
Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: March 28, 2003

By:/s/ ROBERT C. SHREVE, JR.

Robert C. Shreve, Jr.
Chief Executive Officer
Chief Financial Officer
Director

Dated: March 28, 2003

By:/s/ CHARLES TIMOTHY ALLEN.

Charles Timothy Allen
Director

Dated: March 28, 2003

By:/s/ ORVILLE GREGORY ALLEN.

Orville Gregory Allen
Director

Dated: March 28, 2003

By:/s/ STEPHEN A. KOMLOSY

Stephen A. Komlosy
Director

3342473v2

Directors & Officers

Robert C. Shreve, Jr.
Chief Executive Officer, President, Chief Financial Officer and Director

Charles Timothy Allen
Director

Orville Gregory Allen
Director

Stephen A. Komlosy
Director

Cindy Skelton
Secretary

Transfer Agent and Registrar

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Voice: 469.633.0101
Fax: 469.633.0088

Common Stock
Listed on the
OTC Bulletin Board under the
Symbol AVSY.OB

Stockholder Services

Communication concerning the transfer of shares, lost certificates, or change of address should be directed to the transfer agent

Form 10-KSB

Additional copies of the 2002 Avatar Systems, Inc. Form 10-KSB, as filed with the U.S. Securities and Exchange Commission, are available upon written request from the Secretary of the Company.

Annual Meeting

The annual meeting of shareholders will be held on Friday, September 19, 2003 at 10:00 a.m. at 5728 LBJ Freeway, Suite 270, Dallas, Texas 75240.

Safe Harbor Statement

Under the Private Securities Reform Act of 1995, the statements contained in this Annual Report that are not historical facts are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

AVATAR SYSTEMS, INC.

Corporate Office:
5728 LBJ Freeway
Suite 270
Dallas, Texas 75240
Telephone: 972.720.1800
Website: www.avatarsystems.net
E-mail: cshreve@avatarsystems.net